

ANRI
The Adaptive Neuroscience Research Institute
Helping individuals to explore and enhance their own potential

German Garcia-Fresco, PhD. · 2nd



Neuroscientist ◊ Speaker ◊ Author ◊ Entrepreneur

San Diego County, California, United States · 500+ connections ·

Contact info



Aretanium

University of North C
at Chapel Hill Schoo

Providing services
Life Coaching, Public Speaking, Executive Coaching, and Leadership Development
See all details

Featured



HOLGER BROEER INTERVIEW WITH
DR. FRESCO
GERMAN GARCIA-FRESCO, PH.D
TRAIN YOUR
BRAIN
FOR SUCCESS

Holger Broeer book interview with Dr. Fresco
YouTube
Interview with Dr. Fresco on his new release book Train Your Brain For Success. How a...



Doctor Fresco Healthy Lifestyle
YouTube
Doctor Fresco interview with Marna Palmer on issues like sugar and its effects on you...



One
One

Experience



Chief Scientific Officer
Aretanium
May 2019 – Present · 1 yr 8 mos
San Diego, California

PERSONALIZED WELLNESS & NOOTROPICS FOR LEADERS
Aretanium is passionate about helping leaders and aspiring leaders improve their health, wealth, and happiness by offering the only health tech personalized workplace wellness programs and SaaS cloud portal, nootropic brain-boost and trust-building supplements, and leadership development based on cutting-edge neuroscience. We solve a $1 trillion workplace problem by dramatically increasing trust, engagement, and productivity while lowering stress, absenteeism, and healthcare costs. We partner with Mike Torchia of Operation Fitness, who has trained stars like Matt Damon and Al Pacino, and The Ken Blanchard Companies ...see mor

Director
Adaptive Neuroscience Research Institute (ANRI)
2015 – Present · 5 yrs
San Diego, CA

Helping individuals to explore and enhance their own potential.

The Adaptive Neuroscience Research Institute (ANRI) main focus is to understand and facilitate positive behavioral routines in humans.   ...see mor

 **ANRI Researrch**    **ANRI - Adaptive Neuroscience Resear...**



Founder
Doctor Fresco Academy
Jan 2018 – Present · 3 yrs
Greater San Diego Area

An online education course platform. We are trying to provide education to fill the gaps in areas that traditional schools are missing.

 **Become A Learning Machine**



Owner
Xtreme Park Adventures
2009 – Present · 11 yrs
Durham, NC

◆ One Spirit. ◆ One Team. ◆ One Win. ◆

What is Team-Building? By definition, team-building is a group effort or teamwork in ...**see mor**

Owner

Ultimate Auto Body

2008 – Present · 12 yrs

301 S Roers Ln. Raleigh NC

Auto Body Shop in Raleigh, NC

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Education



University of North Carolina at Chapel Hill School of Medicine

PhD, Neurobiology

2004 – 2006

Activities and Societies: UNC Shotokan Karate Club

I studied the interactions of proteins between myelin and the axon in rodents.

Purchase College, SUNY

BA/BS, Organic Chemistry/Molecular Biology

1998 – 2000

Activities and Societies: Sigma Xi honor Society

I studied chemistry and biology. My thesis consisted in the study of epilepsy models using in vitro fertilization of frogs using green fluorescent proteins as markers for potassium channels.

Universidad Nacional de Río Cuarto

None, Chemistry

1995 – 1997

Activities and Societies: Karate

Studied organic chemistry

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Licenses & certifications

Certified Nutritionist

Precision Nutrition

Issued Nov 2016 · No Expiration Date

Learning How to Learn

Coursera Course Certificates

Issued Nov 2016 · No Expiration Date

Credential ID NBMPR2KFLUKJ

See credential

edX Honor Code Certificate for Nutrition and Health Part 1: Macronutrients and Overnutrition

edX

Issued May 2016 · No Expiration Date

See credential

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Volunteer experience

Teaching science at the STEP program in New York

SUNY Purchase
Jan 2000 – Jan 2001 • 1 yr 1 mo

Teachin match and biology to underprivileged high school students



